EXHIBIT 99.1

Final Term Sheet Dated April 7, 2020

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

BROOKFIELD FINANCE INC.

US$600,000,000 4.350% NOTES DUE 2030

FINAL TERM SHEET

April 7, 2020

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Guarantor’s Ticker:	BAMACN

Security:	4.350% Senior Unsecured Notes due 2030

Format:	SEC registered

Size:	US$600,000,000

Trade Date:	April 7, 2020

Expected Settlement Date*:	April 9, 2020 (T+2)

Maturity Date:	April 15, 2030

Coupon:	4.350%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2020

Price to Public:	99.903%

Benchmark Treasury:

[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of National Instrument 44-102 — Shelf Distributions (“NI 44-102”)]

Benchmark Treasury Price & Yield:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Spread to Benchmark Treasury:	[The Spread to Benchmark Treasury, and any disclosure relating to the Spread to Benchmark Treasury, has been removed in accordance with subsection 9A.3(4) of NI 44-102]

Yield:	4.362%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge

Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to January 15, 2030 (three months prior to maturity), treasury rate plus 50 basis points

Par Call:	At any time on or after January 15, 2030 (three months prior to maturity), at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	The net proceeds from the sale of the notes will be used for general corporate purposes

CUSIP/ISIN:	11271L AE2 / US11271LAE20

Joint Book-Running Managers[1]:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Citigroup Global Markets Inc.

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

Mitsubishi UFG Securities (USA), Inc.

Mizuho Securities USA LLC

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

The Notes will be issued as a separate series of debt securities under a fifth supplemental indenture to be dated as of the date of the issuance of the Notes (the “Fifth Supplemental Indenture”) to the base indenture dated as of June 2, 2016 (the “Base Indenture”) (together with the Fifth Supplemental Indenture, the “Indenture”), between Brookfield Finance Inc., Brookfield Asset Management Inc., as guarantor, and Computershare Trust Company of Canada, as trustee. The foregoing is a summary of certain of the material attributes and

1                   This offering will be made in Canada by HSBC Securities (Canada) Inc., a broker-dealer affiliate of HSBC Securities (USA) Inc.

characteristics of the Notes, which does not purport to be complete and is qualified in its entirety by reference to the Indenture.